UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number: 000-56830

BROOKFIELD BUSINESS CORPORATION

(Translation of registrant’s name into English)

Brookfield Place
225 Liberty Street, 8th Floor

New York, NY 10281-1048

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

EXHIBIT LIST

Exhibit	Title

99.1	Business Acquisition Report dated March 30, 2026

99.2	Audited Statement of financial position of Brookfield Business Corporation (previously 1559985 B.C. Ltd.) as of December 31, 2025, and the related audited statement of operating results and audited statement of changes in equity and statement of cash flow for the period October 10, 2025 to December 31, 2025 and the notes thereto, together with the report thereon of the independent registered public accounting firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BROOKFIELD BUSINESS CORPORATION

Date: March 30, 2026	By:	/s/ A.J. Silber
		Name:	A.J. Silber
		Title:	Managing Director and Corporate Secretary